

July 14, 2021

Michael Gershon
Chief Legal Officer
Alset EHome International Inc.
4800 Montgomery Lane, Suite 210
Bethesda, Maryland 20814

> **Re: Alset EHome International Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted June 30, 2021**
> **CIK No. 0001750106**

Dear Mr. Gershon:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Hannah Menchel at 202-551-5702 or Jonathan Burr at 202-551-5833 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction